Am 3/17/2004

VH 3/18/04

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04016110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 8 2004 158 SECTION

SEC FILE NUMBER
8- 35581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Krueger Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Main Street
(No. and Street)

Keokuk	IA	52632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Krueger 319-524-1240
(Area Code — Telephone No.)

04-01T119-CT AUD
KRUEGER BROKERAGE INC. 12
SERVICES INC.
ROY L. KRUEGER, JR.
601 MAIN STREET, P.O. BOX 1448
KEOKUK IA 52632

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Wardwell, CPA PC
(Name — if individual, state last, first, middle name)

40 N. 9th St.	Hamilton,	IL	62341
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Accountant X
ant
resident in United States or any of its possessions.

PROCESSED APR 01 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROY L. KRUEGER JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRUEGER BROKERAGE, INC, as of 12/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

HENRY KRUEGER
Commission Number 157663
My Commission Expires
September 13, 2005

[signature] 2/25/04
Notary Public

[signature]
Signature

Treasurer
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRUEGER BROKERAGE, INC.
KEOKUK, IOWA

Financial Report
December 31, 2003

TABLE OF CONTENTS

John P. Wardwell, CPA PC
Certified Public Accountant

40 N. 9th Street
Hamilton, IL 62341

Phone: 1-217-847-6288
Fax: 1-217-847-6290

INDEPENDENT AUDITORS' REPORT

Board of Directors
Krueger Brokerage, Inc.
Keokuk, Iowa 52632

We have audited the accompanying statements of financial condition of Krueger Brokerage, Inc. as of December 31, 2003 and 2002, and the related statements of income, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition of Krueger Brokerage, Inc. as of December 31, 2003 and 2002, and the related statements of income, cash flows, and changes in stockholders' equity for the years then ended present fairly in all material respects, the financial position of Krueger Brokerage, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC

January 27, 2004

KRUEGER BROKERAGE, INC.
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
CURRENT ASSETS		
Cash and insured investment accounts	$ 24,556	$ 11,928
Clearing agent escrow cash	3,405	22,516
Clearing agent escrow investment account at market (Note 8)	25,739	11,370
Investment in mutual fund shares and stocks, at market value (Note 8)	59,109	56,102
Other investments (Note 8)	16,300	16,300
Accounts receivable	15,688	13,293
Income tax refunds receivable (Note 11)	---	---
TOTAL CURRENT ASSETS	$ 144,797	$ 131,509
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	6,293	2,328
Accounts payable - clearing agent	4,781	2,626
Income taxes payable	---	784
TOTAL CURRENT LIABILITIES	11,074	5,738
Stockholders' Equity		
Common stock, par value $1000, authorized 100 shares, issued and outstanding 50 shares	50,000	50,000
Treasury stock (12 shares, at cost) (Note 12)	(25,908)	(25,908)
Retained earnings	109,631	101,679
TOTAL STOCKHOLDERS' EQUITY	133,723	125,771
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 144,797	$ 131,509

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Income Statements
December 31, 2003 and 2002

	2003	2002
Commission Income	$ 211,190	$ 214,153
Interest and dividend income	5,197	6,952
Gain (loss) on sale of securities	1,107	---
Unrealized gain (loss) on securities	14,044	(11,874)
Other income	1,255	1,400
Total Income	232,793	210,631
Operating Expenses		
Officers' salaries	97,925	95,900
Other salaries	22,406	22,174
Clearing expenses	35,514	36,665
Computer service	10,335	10,940
Rent	5,400	5,400
Licenses and fees	4,850	2,998
Professional fees	2,103	2,275
Advertising	1,301	1,285
Office expenses	4,325	3,131
Payroll taxes	9,228	9,306
Utilities	3,844	3,042
Travel and entertainment	2,863	2,799
Health insurance	13,925	13,263
SEP contribution (Note 10)	8,811	8,141
Other expenses	1,948	2,790
Total Operating Expenses	$ 224,778	$ 220,109
Net income (loss) before income tax	8,015	(9,478)
Income tax expense (Note 11)	---	784
Net income (loss)	$ 8,015	$ (10,262)
Income (Loss) per share	$ 160.30	$ (205.24)

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 8,015	$(10,262)
Unrealized (gains)losses on marketable securities	(14,044)	11,874
(Increase) decrease in accounts receivable	(2,395)	2,963
Increase (decrease) in accounts payable and accrued expenses	5,336	(7,132)
(Gain) on sale of securities	(1,107)	---
Net Cash Provided (Used) by Operating Activities	(4,195)	(2,557)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(32,290)	(800)
Proceeds from sale of investments & redemptions	30,002	17,262
Net Cash Provided (Used) by Investing Activities	(2,288)	16,462
CASH FLOWS FROM FINANCING ACTIVITIES	NONE	NONE
Net increase (decrease) in cash	(6,483)	13,905
Cash balance, beginning of year	34,444	20,539
Cash balance, end of year	$ 27,961	$ 34,444

	2003	2002
Cash expended for income taxes	$ 789	$ -0-

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2003 and 2002

	2003	2002
Beginning stockholders' equity	$ 125,771	$ 136,033
Net income (loss)	8,015	(10,262)
Prior year adjustment	(63)	---
Ending stockholders' equity	$ 133,723	$ 125,771

The Notes to Financial Statements are an integral part of this report.

NOTES TO FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

The accounting policies relative to the carrying value of investments are indicated in the captions on the balance sheet. For purposes of the Statements of Cash Flows, cash and cash equivalents is considered to be comprised of deposits available on demand or of highly liquid securities with an original maturity of three months or less.

Note 2. Net Capital

The Company is required by rule 15 c 3-1 of regulation T to maintain a minimum capitalization. The Company's net capital, computed in accordance with this rule, as of December 31, 2003 was $101,366. The Company's required minimum capital is $50,000. Therefore, the Company has excess net capital of $51,366 as of December 31, 2003. Excess net capital at December 31, 2002 was $48,928.

Note 3. Liabilities Subordinated to Claims of General Creditors

As of December 31, 2003 and 2002 Krueger Brokerage, Inc. had no liabilities subordinated to claims of general creditors. The Company does not engage in the types of transactions which give rise to such liabilities.

Note 4. Possession or Control Requirements

The Company is not subject to the requirements regarding possession or control of securities as all transactions involving the purchase and sale of securities are handled through a clearing agent. The Company does not take possession or control of any securities purchased on behalf of customers.

Note 5. Broker/Dealer's Filing of Form X-17A-5

The net capital for December 31, 2003 does not differ materially from the amount reported on form X-17A-5 for that date. The net capital of December 31, 2002 is lower than the amount reported on form X-17A-5 for the period by $784. The differences are due to audit adjustments for income taxes and are not material to the financial statements taken as a whole.

Note 6. The Entity

Krueger Brokerage, Inc. operates an independent brokerage service in Keokuk, Iowa, clearing all securities transactions through a clearing agent, Mesirow Financial, Inc. Clients include institutional and individual traders of securities. The Company is a member of the National Association of Securities Dealers, Inc. and, as such, is subject to its regulations and reporting requirements.

Note 7. SIPC Insurance Coverage

Customers of Krueger Brokerage, Inc. are protected under the Securities Investors Protection Corporation insurance program. The Company was covered under SIPC for the years ended December 31, 2003 and 2002. The Company has paid an assessment of $150 in 2003 and $150 in 2002.

Note 8. Marketable Debt and Equity Securities

Cost and fair value of marketable debt and equity securities at December 31, 2003 and 2002, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2003				
Available for sale:				
Debt securities	$ 1,067	$ 1,200	$ (1,080)	$ 1,187
Equity securities	136,746	16,632	(53,417)	99,961
	$137,813	$ 17,832	$ (54,497)	$101,148
December 31, 2002				
Available for sale:				
Debt securities	$ 3,658	$ 1,200	$ (931)	$ 3,927
Equity securities	119,857	14,228	(54,240)	79,845
Totals	$123,515	$ 15,428	$ (55,171)	$ 83,772

The Company owns 1300 shares of stock in The National Association of Securities Dealers (NASD). Ownership of these shares is restricted to members of the NASD. Due to this restriction, the stock is not readily marketable. The Company carries this stock at cost, $16,300. The stock is a non allowable asset for the computation of net capital.

Note 9. Lease

The Company leases the third floor of the State Central Bank building to conduct its business activities. Lease payments for 2003 and 2002 were $5400 in each year. The lease is year to year, subject to annual renewal.

Note 10. Simplified Employee Pension Plan

In 1991, the Company adopted a SEP-IRA plan. Discretionary contributions are made by the Company to the account of eligible employees. Employees who have completed three years of service, attained age 21, and have the required level of compensation in the plan year are eligible to participate. For the year ended December 31, 2003 the Company's contribution to the plan is $8,811. In 2002, the Company contributed $8,141 to the plan. Plan contributions were temporarily suspended in 2002 due to weaker earnings and cash flows. Contributions resumed in 2003.

Note 11. Income Taxes

The Company incurred no liability for federal and state income taxes during the year ended December 31, 2003. The federal tax liability for 2002 was $573 and the Iowa liability was $216.

Note 12. Treasury Stock

The total number of shares held as treasury stock as of December 31, 2003 is 12 with a cost basis of $25,908.

Note 13. Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles often requires the use of estimates by management. Actual results may differ from such estimates.

JOHN P. WARDWELL, CPA PC
Certified Public Accountant

40 North 9th Street
Hamilton, IL 62341

Phone: 1-217-847-6288
Fax: 1-217-847-6290

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY DATA

Board of Directors
Krueger Brokerage, Inc.

Our report on our audit of the basic financial statements of Krueger Brokerage, Inc. for 2003 appears on page 3. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and The Computation of Basic Net Capital Requirement are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC
Hamilton, IL

January 27, 2004

KRUEGER BROKERAGE, INC.
Computation of Net Capital
December 31, 2003 and 2002

		2003		2002
Total ownership equity from statements of financial condition		$ 133,723		$ 125,771
Ownership equity not allowable		---		---
Total ownership equity qualified for net capital		133,723		125,771
Subordinated liabilities allowable		---		---
Other (deductions) or allowable credits		---		---
Total capital and allowable subordinated liabilities		133,723		125,771
Deductions and/or charges:				
Total nonallowable assets	$(16,300)		$(16,300)	
Secured demand note deficiency	---		---	
Commodity futures contracts	---		---	
Other deductions and/or charges	---	(16,300)	---	(16,300)
Other additions and/or allowable credits		---		---
Haircuts on securities:				
Contractual securities commitments	---		---	
Subordinated securities borrowings	---		---	
Trading and investment securities:				
Exempted securities	---		---	
Debt securities	(65)		(216)	
Options	---		---	
Other securities	(10,532)		(7,406)	
Undue concentration	---		---	
Other - common stock	(5,460)	(16,057)	(2,921)	(10,543)
Net Capital		$101,366		$ 98,928

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Computation of Basic Net Capital Requirement
December 31, 2003 and 2002

		2003		2002
Total Liabilities		$ 11,074		$ 5,738
Add:				
Drafts for immediate credit	$ ---		$ ---	
Market value of securities borrowed	---		---	
Other unrecorded amounts	---	---	---	---
Total Aggregate Indebtedness		11,074		5,738
Percentage of aggregate indebtedness to net capital		11%		6%
Percentage of debt to debt-equity total		8%		4%
A. Minimum net capital required 6 2/3% of total aggregate indebtedness		738		382
B. Minimum dollar net capital requirement		50,000		50,000
C. Net capital requirement (greater of A or B)		50,000		50,000
D. Net capital		101,366		98,928
Excess Net Capital (D minus C)		$ 51,366		$ 48,928

Krueger Brokerage, Inc. has no outstanding credit balances of the types, which, pursuant to rule 15c 3-3, require the maintenance of a special reserve account for the benefit of customers, nor does the Company engage in the types of transactions which give rise to such credit balances. Therefore, Krueger Brokerage, Inc. is not required to maintain a special reserve bank account.